UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 999

Ciudad Autónoma de Buenos Aires, Argentina C1107CBU

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Despegar Board of Directors Approves New Share Repurchase Program

BRITISH VIRGIN ISLANDS - June 14, 2022 - Despegar.com, Corp. (NYSE: DESP) (“Despegar”), the leading online travel company in Latin America, today announced that on June 13, 2022, the Company’s Board of Directors approved a new share repurchase program (the “2022 Share Repurchase Program”) that enables the Company to repurchase up to $40 million of its shares. The 2022 Share Repurchase Program becomes effective on June 14, 2022, and expires on August 12, 2022. Share repurchases may be undertaken through a variety of methods, including pursuant to trading plans adopted in accordance with Rule 10b5-1 of the Exchange Act, or through open market or privately negotiated transactions, in accordance with applicable law.

The timing and number of shares repurchased pursuant to the 2022 Share Repurchase Program may depend on a variety of factors, including price, general business and market conditions, alternative investment opportunities and other factors. The Company is not obligated to acquire any specific number of shares under the 2022 Share Repurchase Program, and the program may be suspended, terminated or modified at any time for any reason, in accordance with applicable law.

About Despegar.com

Despegar is the leading online travel company in Latin America. For over two decades, it has revolutionized the tourism industry through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated Group that includes Best Day, Viajes Falabella, Viajanet and Koin (the Company’s fintech business), in turn becoming one of the most relevant companies in the region and able to offer a tailor-made experience for more than 29 million customers.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people’s lives and transforming the shopping experience, it has developed alternative payment methods and financing, democratizing access to consumption and bringing Latin Americans closer to their next travel experience. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements.

Despegar

Mariano Scagliarini

General Counsel

Phone: (+54911) 31903222

E-mail: Mariano.Scagliarini@despegar.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2022

DESPEGAR.COM, CORP.

By:	/s/ Mariano Scagliarini
Name:	Mariano Scagliarini
Title:	General Counsel